

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2012

Via E-mail
Gregory E. Lykiardopoulos
Chief Executive Officer and President
Privileged World Travel Club, Inc.
1 Blackfield Drive
Tiburon, CA 94920

> **Re: Privileged World Travel Club, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 6, 2012**
> **File No. 333-183743**

Dear Mr. Lykiardopoulos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Under Rule 405 of the Securities Act, it appears you are a shell company. In this regard we note you have no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of cash, cash equivalents, and nominal other assets. Please revise your disclosure (such as in the Prospectus Summary, the risk factor on pages 17 and 18, and MD&A) to reflect your status as a shell company.

2. Because you are a shell company, your selling shareholders are deemed to be underwriters with respect to their resales; please make conforming changes throughout your Prospectus. See SEC Release 333-8869 (2007). The Release makes clear Rule 144 is not available for the resale of securities issued by shell companies. This is because

shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate Form 10 information is available to the market for one year. Until the company satisfies the conditions of Rule 144(i), revise to name the selling shareholders as underwriters. You must also fix the price of the offering for its <u>entire duration</u> because the offering is deemed to be on behalf of the company, and the company is not eligible to conduct an at-the-market offering. Refer to Rules 415(a)(4) and 415 (a)(1)(x). Please make conforming changes to the offering price throughout your Prospectus.

3. Disclose why the company is conducting an offering and becoming a reporting company at this time in light of the following:

- The company is a development stage company;
- The offering by selling shareholders will not raise funds for the company, which currently has insufficient funds to implement its business plan and to finance ongoing operations, including the costs of the offering and of being a reporting company with the SEC;
- The company's common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company's ability raise funds through equity financings or to use its shares as consideration;
- The company's common stock will likely be a penny stock; and
- An investment in the company's shares will be highly illiquid due to the unavailability of Rule 144 for resales of restricted securities.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;
- State your election under Section 107(b) of the JOBS Act:
  - o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that

comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Prospectus Summary, page 5

Corporate History, page 5

5.      We note your disclosure in the first paragraph of this page.  Your Form 10 went effective by lapse of time 60 days after you filed it on June 6, 2012.  Please revise your disclosure accordingly.

6.      Please disclose in the second paragraph the amount paid to Mr. Chiang for all of the capital stock of Apex 4.

7.      We note Mr. Lykiardopoulos assigned all of the capital stock to Triton Distribution Systems, Inc. which appears to have been a public reporting company and to currently trade on the Pink Sheets.  Please disclose its line of business, public reporting and operating history, and trading status and market.

8.      We note your disclosure in the fourth paragraph that Triton transferred shares of Apex 4 common stock to creditors of Triton in exchange for their right to receive payment under obligations owed by Triton.  Please clarify if Triton transferred a portion of its 8,125,000 shares to the creditors or if Privilege issued further shares to the creditors in cancellation of Triton's obligations.  It appears from pages 42 and 43 Privilege issued further shares. We also note your disclosure on page II-2.

9.      Please also disclose in the Prospectus Summary the total amount of debt cancellation, the number of shares issued in exchange, and the total number of shares issued for services or other consideration.

Business of the Company, page 5

10.     Please revise this section to make clear your business is aspirational at this point.  Also revise to make clear you have no Members, paying customers, and sales under your platform.

11.     Please disclose in this section the funds you will need to operate for the next 12 months, the funds you will need to meet your reporting obligations, and expected cash burn rate per month for the next 12 months.

12.     Also, please disclose in this section you have received a going-concern opinion and describe the significance of this opinion.

Risk Factors, page 8

If we are unable to successfully develop and market our products…, page 8

13.     We note your disclosure in the last paragraph under this risk factor.  Please disclose whether the Reservation Expert is operational or at a stage where it would be considered to be a working prototype.  If your platform needs further development, please disclose the material steps to become operational, a timeline for these steps, and the funds necessary to achieve these steps.  Please update the Prospectus Summary, MD&A, and other parts as necessary.  Although your website is not part of this prospectus, please tell us with a view towards revised disclosure whether the website is operational such that a customer may purchase a membership.  If not, please provide the material steps necessary to achieve operational status along with a timeline and related costs.

We are subject to the risk that certain key personnel…will cease to be involved with us…, page 11

14.     It appears you rely materially on your current officers and consultant.  Please present your reliance in the Prospectus Summary section.  Please also clarify the number of employees you have; it appears some of your consultants maybe counted as employees.

We may be unable to maintain or establish relationships with travel suppliers…, page 12

15.     We note your disclosure under this risk factor.  Please tell us with a view towards revised disclosure whether you have enforceable and effective contracts with OTAs.

Corporate History, page 20

16.     Please disclose in the last paragraph on page 20 the number of shares given to Mr. Lykiardopoulos for his services.

License Agreement, page 21

17.     We note your disclosure on page F-9 regarding payment obligations to Triton.  Please present this disclosure here and in the MD&A.

Competition, page 30

18.     In this section please explain the term GDS providers.

19.     We also note your disclosure in this section regarding B2B subscribers.  It appears your services and products are offered to consumers.  Please clarify.

Management's Discussion and Analysis, page 36

20.     We note your disclosure in the fifth paragraph that you are just commencing operations and will need $1,500,000 in the next 12 months.  Please:
        • revise to provide a more detailed plan regarding the major operational milestones over the next 12 months, their timeframe, and costs necessary to achieve them; and
        • expand your discussion of capital needs to address how you determined this amount and how you considered the two agreements to pay Triton Distribution Systems: (a) a one-time license fee of $150,000, and (b) an annual royalty fee of $2,000,000.

21.     Please revise to disclose the company is currently in the development stage and has not yet earned any revenue from operations.

Management, page 38

22.     Please update Mr. Lykiardopoulos' and Mr. Himmelman's biography regarding their affiliation with Triton Distribution Systems.

Plan of Distribution, page 36

23.     We note your disclosure in the third and seventh paragraphs on page 46.  Please clarify the underwriter status of the selling stockholders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310, or Celeste M. Murphy, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        C. Parkinson Lloyd, Esq.
        Durham Jones & Pinegar, P.C.